FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




(Mark One)

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934


                   For the fiscal year ended March 31, 1997


                                       OR


/   / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED]


                         Commission file number 33-98288


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              Piercing Pagoda, Inc. Employee Stock Purchase Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                              Piercing Pagoda, Inc.
                                3910 Adler Place
                               Bethlehem, PA 18017


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Independent Auditors' Report



To the Compensation Committee of the
Board of Directors of Piercing Pagoda, Inc.

We have audited the accompanying statements of financial condition of the Piercing Pagoda, Inc. Employee Stock Purchase Plan (the "Plan") as of March 31, 1997 and 1996, and the related statements of income and changes in plan equity for the year ended March 31, 1997 and the period from November 1, 1995 (inception) to March 31, 1996. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of March 31, 1997 and 1996, and the income and changes in plan equity for the year ended March 31, 1997 and the period from November 1, 1995 (inception) to March 31, 1996, in conformity with generally accepted accounting principles.




Allentown, Pennsylvania                               KPMG Peat Marwick LLP
May 23, 1997




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                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                        Statements of Financial Condition

                             March 31, 1997 and 1996



                                                         1997        1996
Assets
  Investment in Piercing Pagoda, Inc. common stock
    (9,412 and 1,606 shares, cost of $138,127 and
    $19,111, at March 31, 1997 and 1996,
     respectively) .................................   $237,653     24,492

  Participant contributions receivable from Piercing
    Pagoda, Inc. ...................................     40,274     22,327

Total assets .......................................   $277,927     46,819

Equity
  Plan equity ......................................   $277,927     46,819


See accompanying notes to financial statements.



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                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

               Statements of Income and Changes in Plan Equity

                  Year ended  March 31,  1997 and Period  from  November 1, 1995
                (inception) to March 31, 1996



                                                           1997          1996

Income:
  Participant contributions .........................   $ 141,358       41,438
  Unrealized appreciation on common stock ...........      94,145        5,381
  Realized gains on distributions ...................       3,320         --


                                                          238,823       46,819

Withdrawals:
  Distributions to Plan participants, at market value      (7,715)        --

Increase in plan equity .............................     231,108       46,819

Plan equity at beginning of period ..................      46,819         --

Plan equity at end of period ........................   $ 277,927       46,819

See accompanying notes to financial statements.


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                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements

                             March 31, 1997 and 1996


 (1)  Description of the Plan

      The following description of the Piercing Pagoda, Inc. Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

      The purpose of the Plan is to encourage and assist employees of Piercing Pagoda, Inc. (the "Company") and its subsidiary, by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock at a discount. A maximum of 96,000 shares of common stock may be purchased under the Plan. The Plan was adopted by the Board of Directors in October 1995 and was approved by the stockholders of the Company in September 1996. The Plan began operations on November 1, 1995.

 (2)  Summary of Significant Accounting Policies

      Investment Valuation

      Investments are stated at market value based upon available market quotations. Market value was $25.25 and $15.25 per share at March 31, 1997 and 1996, respectively. The cost values of investments under the Plan are calculated using an average cost methodology.

      Fiscal Year

      The Plan's fiscal year ends March 31st.

      Administrative Expenses

      All administrative expenses of the Plan are paid for by the Company.

      Federal Income Tax

      The Plan is intended to qualify as an "employee stock purchase plan" under Sections 421 and 423 of the Internal Revenue Code of 1986. Under existing federal income tax laws, the Plan is not subject to federal income tax. When any shares of stock are sold by a participant, any gain or loss must be recognized by that participant.


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                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                   Notes to Financial Statements, Continued

                             March 31, 1997 and 1996


 (3)  Purchase and Distribution of Shares

      Purchases are made by the Plan quarterly with the shares purchased deposited into a brokerage firm account maintained for the Plan. The common stock is purchased at a price equal to the lower of 85% of the closing market price on the Nasdaq market on the first or last day of the purchase period.

      In the event of the termination of a participant's employment for any reason, including retirement or death, all shares of common stock then held for his or her benefit shall be registered in such individual's name. Any amounts credited to such individual prior to the purchase of common stock shall be refunded, without interest, to such individual. Additionally, participants may elect, in accordance with Plan provisions, to have common stock registered in the participant's name or have the Plan sell shares credited to their account and receive cash.

 (4)  Participant Contributions Receivable

      Participant contributions receivable from the Company represents payroll deductions for the most recent purchase period for which a stock purchase has not yet been made and deductions which are less than the cost of one share of common stock that will be carried forward for use in purchasing shares on the next quarterly purchase date.

 (5)  Unrealized Appreciation

      Changes in unrealized appreciation in common stock of the Plan are as follows:

                                                              1997      1996
      Unrealized appreciation:
         Beginning of period                            $    5,381         -
         End of period                                      99,526     5,381

         Change in unrealized appreciation                $ 94,145     5,381

                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                   Notes to Financial Statements, Continued

                             March 31, 1997 and 1996


 (6)  Realized Gains on Distributions

      The realized gains on distributions of common stock as a result of participant withdrawals is as follows:

                                                             1997        1996
      Value of shares distributed:
         Market value                                     $  7,643         -
         Cost basis                                          4,323         -

         Realized gains on distributions to participants   $ 3,320         -


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                              PIERCING PAGODA, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                Index to Exhibit




Exhibit No.                           Description                 Page

   1                      Consent of KPMG Peat Marwick LLP,
                          Independent Certified Public
                          Accountants                              10



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                                   SIGNATURES

                                 ------------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Piercing Pagoda, Inc. Employee Stock
                                   Purchase Plan

                                   BY:  Compensation Committee of Piercing
                                        Pagoda, Inc. Board of Directors as Plan
                                        Administrator


                                   /s/  Alan R. Hoefer
                                   Alan R. Hoefer


                                   /s/  Mark A. Randol
                                   Mark A. Randol



Dated: June 24, 1997

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